EXHIBIT 99.3

                              AMENDED AND RESTATED
                          ANNUAL SERVICER'S CERTIFICATE
                   STAR RECEIVABLES FUNDING, INC. (REGISTRANT)
                      JCP MASTER CREDIT CARD TRUST (ISSUER)
                    FOR THE TEN MONTHS ENDED OCTOBER 31, 2003


           The undersigned, a duly authorized Authorized Signatory of General Electric Capital Corporation ("GE Capital"), the Servicer under that certain Master Pooling and Servicing Agreement, dated as of September 5, 1988 (as amended through the date hereof, the "Pooling and Servicing Agreement"), among Star Receivables Funding, Inc. (as successor of JCP Receivables, Inc. pursuant to the Assignment and Assumption Agreement dated as of December 6, 1999), GE Capital (as partial successor of J.C. Penney Company, Inc. pursuant to the Assignment and Assumption Agreement dated as of December 6, 1999), as Servicer, and JPMorgan Chase Bank, f/k/a The Chase Manhattan Bank, a banking corporation organized and existing under the laws of New York, as successor in interest to the Fuji Bank and Trust Company, as Trustee, does hereby certify as follows:

           1. Capitalized terms used in this Certificate have the meanings specified in the Pooling and Servicing Agreement. This Certificate is delivered pursuant to Section 3.5 of the Pooling and Servicing Agreement. References herein to certain sections and subsections are references to the respective sections and subsections of the Pooling and Servicing Agreement.

           2. GE Capital is Servicer under the Pooling and Servicing Agreement.

           3. The undersigned is duly authorized pursuant to the Pooling and Servicing Agreement to execute and deliver this Certificate to the Trustee.

           4. A review of the activities of the Servicer during the ten months ended October 31, 2003 and of its performance under the Pooling and Servicing Agreement was conducted under my supervision.

           5. Based on such review, the Servicer has, to the best of my knowledge, fully performed all its obligations under the Pooling and Servicing Agreement throughout such calendar year and no default in the performance of such obligations has occurred or is continuing except as set forth in paragraph 6 below.

           6. Attached hereto as Exhibit A is a description of certain calculation and allocation errors that were identified by the Servicer and that caused certain investor reporting inaccuracies during the ten months ended October 31, 2003. As further described in Exhibit A, such inaccuracies did not negatively impact the amount of investor payments.

           IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this 25th day of October, 2004.


                                              By:  /s/ Iain J. Mackay
                                                  ------------------------------
                                                  Name:  Iain J. Mackay
                                                  Title: Authorized Signatory

                                    EXHIBIT A

Background and Current Status

           General Electric Capital Corporation ("GE Capital"), the servicer (the "Servicer") of the JCP Master Credit Card Trust (the "Trust") identified that inadvertent errors had been made in the calculation of principal and finance charge receivables with respect to prior reporting periods, including the ten months ended October 31, 2003 (collectively, the "Calculation and Allocation Errors"). The residual or equity interest in the Trust was owned by Star Receivables Funding, Inc. ("Star"), a subsidiary of General Electric Capital Services, Inc. The Servicer suspended its monthly investor report filings with the SEC in March 2003 pending completion of its internal review.

           At the time the Calculation and Allocation Errors were discovered the Trust had outstanding approximately $792.7 million of Series E certificates consisting of $650.0 million in Class A senior certificates (the "Class A Certificates"), which were held by the public, and approximately $142.7 million of Class B and Class C subordinate certificates, which were held by Star. In addition, the Trust had outstanding a pari passu certificate of approximately $692.2 million, which was held by Star. The Class B and Class C subordinate certificates and the pari passu certificate are collectively referred to as the "Retained Certificates". The total amount of receivables held as collateral in the Trust as of January 30, 2003 was approximately $1.49 billion. The Series E Certificates were originally issued by the Trust in November 1998 pursuant to a Master Pooling and Servicing Agreement and related Series E Supplement (collectively, the "PSA").

           The Trust paid the Class A Certificates in full according to their terms on November 17, 2003. Contemporaneously with such payment, Star surrendered the Retained Certificates to the Trust in exchange for the remaining receivables in the Trust, the Trust was dissolved and the PSA was terminated. Star was subsequently dissolved on June 28, 2004.

Impact On Investors

           The Calculation and Allocation Errors resulted in an overstatement of the reported Principal Collections and Finance Charge Collections for the Trust. These errors resulted in a number of fields being reported incorrectly in the investor reports. However, because the Class A Certificates were issued in a fixed dollar amount, with a fixed rate interest rate coupon, and with no principal payments due until November, 2003, these investor reporting issues never impacted the amount owed to, or received by, the Class A Certificateholders.

           The overstatement of Finance Charge Collections resulted in an overstatement of the amount of Excess Spread (defined as the excess of Finance Charge Collections over Investor Defaults, Interest Expense and Servicing Costs). Excess Spread is not specifically reported in the investor reports but can be derived from the information stated therein. Excess Spread provides a cushion against defaults and other deteriorations in credit card account performance. If the amounts of Finance Charge Collections had been correctly calculated (i.e., as a lower amount), the amounts of Excess Spread derived from the reports would have decreased. However, the corrected amount of Excess Spread, as derived from the amended and restated investor reports, always remained a positive number. For the first ten months of 2003 and calendar years 2002 and 2001, the weighted average Excess Spread derived from the investor reports was approximately 10.8%, 11.7% and 11.1% per annum, respectively. The corrected Excess Spread for the first ten months of 2003 and calendar years 2002 and 2001 based on the amended and restated investor reports was approximately 9.5%, 9.7% and 10.9% per annum, respectively.

           Notwithstanding the Calculation and Allocation Errors, the Class A Certificateholders always timely received the proper amount of Class A Monthly Interest and Class A Monthly Principal that was due and payable in accordance with the PSA. The performance and size of the Receivables in the Trust provided more than enough cash to support payments due on the Class A Certificates. Furthermore, despite the Calculation and Allocation Errors, the Class A Certificates were paid in full on November 17, 2003, their Class A Expected Final Distribution Date.